Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169355

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC.
SUPPLEMENT NO. 7, DATED MARCH 12, 2012,
TO THE PROSPECTUS, DATED MARCH 17, 2011

This prospectus supplement (this “Supplement No. 7”) is part of the prospectus of American Realty Capital – Retail Centers of America, Inc. (the “Company” or “we”), dated March 17, 2011 (the “Prospectus”), as supplemented by Supplement No. 6 dated February 22, 2012 (“Supplement No. 6”). This Supplement No. 7 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No. 6 and should be read in conjunction with the Prospectus and Supplement No. 6. This Supplement No. 7 will be delivered with the Prospectus and Supplement No. 6.

The purpose of this Supplement No. 7 is to, among other things:

•	update the disclosure relating to operating information, including the status of the offering, the shares currently available for sale and the status of distributions; and
•	update the disclosure relating to recent real estate investments.

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 150.0 million shares of common stock on March 17, 2011. On March 5, 2012, we satisfied the general escrow conditions of our public offering of common stock. On such date, we received and accepted aggregate subscriptions equal to the minimum of $2.0 million in shares of common stock, broke escrow and issued shares of common stock to American Realty Capital IV, LLC, our sponsor, which purchased $2.0 million of our shares of common stock at a purchase price of $9.00 per share. Subscriptions from residents of Tennessee or Pennsylvania will be held in escrow until the Company has received aggregate subscriptions of at least $20 million and $75 million, respectively.

We will offer shares of our common stock until March 17, 2013, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all the 150.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment plan (“DRIP”) for sale in our primary offering).

Shares Currently Available for Sale

As of March 12, 2012, there were 255,278 shares of our common stock outstanding, including restricted shares. As of March 12, 2012, there were approximately 149.7 million shares of our common stock available for sale, excluding shares available under our DRIP.

Status of Distributions

On September 19, 2011, our board of directors declared a distribution rate which will be calculated based on stockholders of record each day during the applicable period at a rate of $0.0017534247 per day. The distributions will accrue 30 days following the closing of the acquisition of the Liberty Crossing Shopping Center. The distributions will be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month.

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured. We may also defer, suspend and/or waive advisor fees and expense reimbursements if we have not generated sufficient cash flow from our operations and other sources to fund distributions.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is added as a new section immediately prior to “Selected Financial Data” on page 136 of the Prospectus.

“Description of Real Estate Investments

Potential Property Investments

Liberty Crossing Shopping Center

On March 7, 2012, the board of directors of the Company ratified the Company’s entry, through its sponsor, into a purchase and sale agreement to acquire the fee-simple interest in the Liberty Crossing Shopping Center, located in Rowlett, Texas. The seller of the property is NWC Liberty Grove & SH 66, Ltd. The seller does not have a material relationship with the Company and the acquisition is not an affiliated transaction. Although the Company believes that the acquisition of the property is probable, there can be no assurance that the acquisition will be consummated.

Pursuant to the terms of the purchase and sale agreement, the Company’s obligation to close upon the acquisition is subject to the satisfactory completion of a due diligence review of the property, in addition to other customary conditions to closing. The purchase and sale agreement contains customary representations and warranties by the seller.

Capitalization

The contract purchase price of Liberty Crossing Shopping Center is approximately $22.2 million, exclusive of closing costs. The Company intends to fund 20% of the purchase price with proceeds from this offering and the remainder with a first mortgage loan at an estimated 55% loan-to-value ratio and mezzanine debt at an estimated 25% loan-to-value ratio. There is no assurance that the Company will be able to secure financing on terms that it deems favorable or at all.

Major Tenants/Lease Expiration

The Liberty Crossing Shopping Center contains approximately 105,861 rentable square feet and is 95% leased to 16 tenants. Three tenants, Ross Stores, Inc. (NASDAQ: ROST), PetSmart, Inc. (NASDAQ: PETM), each of which are rated by major credit rating agencies, and Dollar Tree, Inc. (NASDAQ: DLTR), represent 40% of the in-place net operating income of the property.

The lease to Ross Stores, Inc. commenced in October 2008, has an 11-year term and expires in January 2019. The lease contains a rental escalation of 5% in 2014. The lease contains four renewal options of five years each. The lease is net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. The annualized rental income for the initial lease term is approximately $290,400.

The lease to PetSmart, Inc. commenced in December 2008, has a 10-year term and expires in November 2018. The lease contains a rental escalation of 6% in 2014. The lease contains four renewal options of five years each. The lease is net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. The annualized rental income for the initial lease term is approximately $248,100.

The lease to Dollar Tree, Inc. commenced in August 2008, has a 10-year term and expires in July 2018. The lease contains no rental escalations. The lease contains two renewal options of five years each. The lease is net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. The annualized rental income for the initial lease term is approximately $115,000.

The schedule of lease expirations for the next ten years and the occupancy rate and the average effective annual rent per square foot as of December 31 for each of the last five years will be available upon the closing of the acquisition of the property.

Other

The property is a shopping center and we believe it is suitable and adequate for its uses. We have no current plans to renovate the property at this time.

We believe that the property is adequately insured.

The Federal tax basis and the rate of depreciation for each property will be determined based upon the completion of cost allocation studies in connection with finalizing our tax return for the year that the property is acquired.

The annual real estate taxes payable on the property for the calendar year 2012 are unknown at present. Such real estate taxes are to be reimbursed by the tenants under the terms of the leases.

Ross Stores, Inc. offers quality, in-season, name brand and designer apparel, accessories, footwear, and home fashions for the entire family at a discount to department stores’ and specialty retail stores’ prices.

PetSmart, Inc. is a specialty retailer of products, services, and solutions for pets in North America. The company offers products such as pet food, treats, and litter. Furthermore, the company offers hard goods such as collars, leashes, health care supplies, grooming products, toys, apparel, and pet beds. The pet services offered by the company at its retail stores are grooming, pet training, and day camp services for dogs.

Dollar Tree, Inc. is an operator of discount variety stores offering the majority of its merchandise at a price of $1 or less. The company offers everyday basic needs products, supplemental products, seasonal products and promotional products. The merchandise mix consists of consumables, which includes candy and food, health and beauty care, and household consumables, such as paper, plastics, and household cleaning supplies.

The Liberty Crossing Shopping Center is subject to competitive conditions including, but not limited to, the tastes and habits of consumers; the demographic forces acting upon the local market of each property; heavy competition in the discount retail market; and economic factors leading to a paucity of disposable income.”